SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Semitool, Inc.

(Name of Subject Company (Issuer))

Jupiter Acquisition Sub, Inc. (Offeror)

Applied Materials, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

816909105

(CUSIP Number of Class of Securities)

Joseph J. Sweeney, Esq.

Senior Vice President, General Counsel

and Corporate Secretary

Applied Materials, Inc.

3050 Bowers Avenue

P.O. Box 58039

Santa Clara, California 95052-8039

(408) 727-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Keith A. Flaum, Esq.

Lorenzo Borgogni, Esq.

Dewey & LeBoeuf LLP

1950 University Avenue, Suite 500

East Palo Alto, CA 92612

(650) 845-7000

CALCULATION OF FILING FEE

Transaction Valuation*: $373,489,952	Amount of Filing Fee**: $20,841

*	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $11.00 (i.e. the tender offer price) and (ii) 33,953,632, the estimated maximum number of shares of Semitool common stock to be acquired in the tender offer (which number is composed of 32,751,356 shares of Semitool common stock outstanding as of November 16, 2009, 1,192,226 shares of Semitool common stock issuable upon the exercise of outstanding options having an exercise price of less than $11.00 and 10,050 shares of Semitool common stock subject to restricted stock units).
**	The amount of the filing fee calculated in accordance with the Exchange Act, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $ 20,841	Form or registration no.: Schedule TO-T
Filing Party: Applied Materials, Inc. and Jupiter Acquisition Sub, Inc.	Date Filed: November 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) that was originally filed with the Securities and Exchange Commission on November 19, 2009 by (i) Jupiter Acquisition Sub, Inc., a Montana corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Applied Materials, Inc., a Delaware corporation (“Applied”), and (ii) Applied. The Schedule TO relates to the purchase of all of the outstanding shares of common stock, no par value per share, of Semitool, Inc. at a purchase price of $11.00 per share, net to the seller in cash, without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively. This Amendment is being filed on behalf of Acquisition Sub and Applied. The information set forth in the Offer to Purchase and the related Letter of Transmittal, is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Amendment, and is amended and supplemented by the information specifically provided herein.

Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is amended and supplemented by amending and supplementing the information set forth in Section 14 (Certain Legal Matters) of the Offer to Purchase as follows:

The following paragraph replaces the second paragraph under the caption “Antitrust” on page 49:

Pursuant to the requirements of the HSR Act, Applied, on behalf of itself and Acquisition Sub, and Semitool filed a Premerger Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on November 17, 2009 and November 18, 2009, respectively. On December 2, 2009, Applied voluntarily withdrew its notification and intends to re-file the notification with the Antitrust Division and the FTC on December 4, 2009, in order to begin a new waiting period under the HSR Act and provide the Antitrust Division and the FTC with additional time to review its acquisition of Semitool. The HSR Act waiting period applicable to the purchase of shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on December 21, 2009 (unless the waiting period is earlier terminated by the FTC and the Antitrust Division). The Offer is currently scheduled to expire prior to the end of the waiting period. If, as of the Expiration Date, the waiting period is not earlier terminated by the FTC and the Antitrust Division, Acquisition Sub expects to extend the Offer so that it expires concurrently with or after the waiting period. However, at any time prior to the end of the waiting period, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Applied and Semitool. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Applied with such request. Thereafter, such waiting period can be extended only by court order.

The following paragraphs replace the first and second paragraphs under the caption “Litigation” on page 50:

On or about November 19, 2009 and November 30, 2009, two purported class action lawsuits related to the Offer and the Merger, captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461(B)) and Stern vs. Thompson, et al. (Cause No. DV-09-1513(C)), respectively, were filed in the Montana Eleventh Judicial District Court, County of Flathead, against Semitool, each of Semitool’s directors, Applied and Acquisition Sub. Plaintiff in each action filed motions for expedited proceedings on November 23, 2009 and December 1, 2009, respectively, requesting, among other things, that the Court schedule a hearing on plaintiffs’ anticipated motions for a preliminary injunction no later than December 17, 2009, the currently scheduled Expiration Date of the Offer. Plaintiff in the Stationary Engineers Local action filed an amended complaint on or about November 25, 2009.

The actions, each brought by a purported shareholder of Semitool, seek certification of a class of all holders of Semitool common stock (except the defendants and their affiliates) and allege, among other things, that Semitool’s directors breached their fiduciary duties by, among other things: (i) failing to maximize shareholder value; (ii) securing benefits for certain defendants at the expense or to the detriment of Semitool’s public shareholders; (iii) discouraging and/or inhibiting alternative offers to purchase control of Semitool or its assets; and (iv) failing to disclose material non-public information, and that Applied aided and abetted such alleged breaches. The actions seek, among other things, injunctive relief enjoining the defendants from consummating the Offer and the Merger and damages, as well as recovery of the costs of the action, including reasonable attorneys’ and experts’ fees. Applied believes the claims alleged against it in the actions to be without merit and intends to defend against them vigorously. In addition, Semitool has informed Applied that it believes the allegations against it in the actions to be without merit, and that it intends to defend against the claims vigorously. The foregoing description of these lawsuits is qualified in its entirety by reference to the complaints related thereto, which are filed as Exhibits (a)(10), (a)(11) and (a)(12) to the Schedule TO and are incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

(a)(11)	Amended Complaint captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461(B)) filed on November 25, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.

(a)(12)	Complaint captioned Stern vs. Thompson, et al. (Cause No. DV-09-1513(C)) filed on November 30, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.

(a)(13)	Press Release issued by Applied Materials, Inc. on December 2, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JUPITER ACQUISITION SUB, INC.

By:	/S/ THOMAS T. EDMAN
Name:	Thomas T. Edman
Title:	President

APPLIED MATERIALS, INC.

By:	/S/ JOSEPH J. SWEENEY
Name:	Joseph J. Sweeney
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: December 2, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 19, 2009.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Joint Press Release issued by Applied Materials, Inc. and Semitool, Inc. on November 17, 2009 (incorporated by reference to the Form 8-K filed by Applied Materials, Inc. with the Securities and Exchange Commission on November 17, 2009).

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on November 19, 2009.*

(a)(9)	Press Release issued by Applied Materials, Inc. on November 19, 2009.*

(a)(10)	Complaint captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461(B)) filed on November 19, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.*

(a)(11)	Amended Complaint captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461(B)) filed on November 25, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.

(a)(12)	Complaint captioned Stern vs. Thompson, et al. (Cause No. DV-09-1513(C)) filed on November 30, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.

(a)(13)	Press Release issued by Applied Materials, Inc. on December 2, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and Semitool, Inc.*

(d)(2)	Noncompetition Agreement, dated as of November 16, 2009, by Larry E. Murphy in favor of and for the benefit of Applied Materials, Inc.*

(d)(3)	Noncompetition Agreement dated as of November 16, 2009, by Raymon F. Thompson in favor of and for the benefit of Applied Materials, Inc.*

(d)(4)	Form of Tender and Support Agreement, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and each of the following: Raymon F. Thompson and Ladiene A. Thompson (and/or related trusts); Howard A. Bateman; Donald P. Bauman; Timothy C. Dodkin; Daniel J. Eigeman; Charles P. Grenier; Steven C. Stahlberg; Steven R. Thompson; Larry E. Murphy; Larry A. Viano; James L. Right; Paul M. Siblerud; Klaus Pfeifer and Richard C. Hegger.*

(d)(5)	Consulting Agreement, dated as of November 16, 2009, between Applied Materials, Inc. and Raymon F. Thompson.*

(d)(6)	Offer Letter, dated as of November 16, 2009, between Applied Materials, Inc. and Larry E. Murphy.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.